中策集團有限公司
China Strategic Holdings Limited

新地址：
香港九龍鴻圖道51號保華企業中心8樓
8/F Paul Y. Centre, 51 Hung To Road,
Kwun Tong, Kowloon, Hong Kong.
Tel電話：(852) 23720130 Fax傳真：(852) 25376591

~~香港花園道一號中銀大廈52樓~~
~~52/F., Bank of China Tower,~~
~~1 Garden Road, Hong Kong.~~
~~Tel 電話: (852) 2514 0300~~
~~Fax 傳真: (852) 2537 6591~~

FORM OF RULE 12G3-2(b) TRANSMITTAL LETTER TO THE SEC

5th December, 2002

Re: China Strategic Holdings Limited – File No. 82-3596

SUPPL

Securities and Exchange Commission
450 Fi[redacted]
Washi
U.S.A.

02069028

SEC MAIL PROCESSING
RECEIVED
DEC 09 2002
WASH. D.C. 180 SECTION

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 4th November, 2002 in relation the resignation of executive director;
2. Joint Announcement dated 7th November, 2002 in relation to the Discloseable, Connected and Major Transactions;
3. Joint Announcement dated 15th November, 2002 in relation to the Discloseable, Connected and Major Transactions;
4. Announcement dated 29th November, 2002 in relation to the unusual share trading volume; and
5. Joint Announcement dated 3rd December, 2002 in relation to the Discloseable, Connected and Major Transactions.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

Yours sincerely,
For and on behalf of
China Strategic Holdings Limited

Jenny

Jenny Chan
Secretary

dlw 1/13

Encl.

JC/DT/CSH02

c.c. Ms. Irene Cheng of Hong Kong Securities Clearing Company Limited
(w/o enclosures)

File No. 82-3596

The Standard **Monday, November 4, 2002**

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

RESIGNATION OF EXECUTIVE DIRECTOR

The Board of Directors (the "Board") of China Strategic Holdings Limited (the "Company") announces that Mr. Lien Kait Long ("Mr. Lien") has resigned as an executive director of the Company with effect from 1st November, 2002.

The Board extends its appreciation to Mr. Lien for his past contribution to the Company.

By Order of the Board
Chan Ling, Eva
Executive Director

Hong Kong, 1st November, 2002

4th November, 2002
Sing Pao Daily News

中策集團有限公司

(於香港註冊成立之有限公司)

辭任執行董事

中策集團有限公司(「本公司」)董事會(「董事會」)宣佈連克農先生(「連先生」)於二零零二年十一月一日辭任本公司之執行董事。

董事會就連先生過去對本公司所作出的貢獻深表謝意。

承董事會命
執行董事
陳玲

香港，二零零二年十一月一日

File No. 82-3596

CHINA STRATEGIC HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

CHINA LAND GROUP LIMITED
(Incorporated in Bermuda with limited liability)

ANANDA WING ON TRAVEL (HOLDINGS) LIMITED
(Incorporated in Bermuda with limited liability)

MAJOR AND CONNECTED TRANSACTION FOR CHINA STRATEGIC
Proposed acquisition of Rosedale Hotel Group Limited by China Land

MAJOR TRANSACTIONS FOR CHINA STRATEGIC
Proposed acquisition of Shropshire Property Limited and Makerston Limited by China Land

DISCLOSEABLE TRANSACTION FOR CHINA STRATEGIC
Deemed disposal of China Land

DISCLOSEABLE AND CONNECTED TRANSACTIONS FOR ANANDA WING ON
Proposed subscription of new shares in China Land
Proposed disposal of Shropshire Property Limited

MAJOR AND CONNECTED TRANSACTIONS FOR CHINA LAND
Proposed acquisition of Shropshire Property Limited and issue of new shares

MAJOR TRANSACTIONS FOR CHINA LAND
Proposed acquisitions of Rosedale Hotel Group Limited and Makerston Limited

CONNECTED TRANSACTION FOR CHINA LAND
Proposed subscription of new shares by Ananda Wing On

Proposed placing of new shares in China Land
Proposed increase in authorised share capital of China Land and general mandates to issue and repurchase shares
Proposed change of name of China Land
Proposed placing of convertible notes and new shares in China Land

Financial adviser

ANGLO CHINESE

Proposed placing of new shares in China Land
Proposed increase in authorised share capital of China Land and general mandates to issue and repurchase shares
Proposed change of name of China Land
Proposed placing of convertible notes and new shares in China Land

Financial adviser

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

Placing agent

BNP PARIBAS PEREGRINE

The respective resolutions in relation to, among other things, the proposed extensive group reorganisation of China Strategic were duly approved by the shareholders or independent shareholders, as the case may be, of China Land, China Strategic and Ananda Wing On.

Due to the current market conditions, the shares of China Land under the placing agreement were not substantially placed. As such, the placing agreement has lapsed on its long stop date on 31st October, 2002. As an alternative funding arrangement for the proposal, new placing agreements have been entered into by China Land and BNP which comprise of placing of convertible notes and shares in China Land.

The parties to the proposal agreements have agreed to extend the long stop date for the fulfillment or waiver, as the case may be, of the conditions precedent under the subscription agreement, and the first, second and third sale and purchase agreements from 31st October, 2002 to 15th November, 2002 to facilitate the entering into of new placing agreements by China Land.

Trading in the shares of China Land, China Strategic and Ananda Wing On, on the Stock Exchange, were suspended temporarily with effect from 9:30 a.m. on 29th October, 2002 for China Land and 9:30 a.m. on 1st November, 2002 for China Strategic and Ananda Wing On at their request pending the publication of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the shares of China Land, China Strategic and Ananda Wing On with effect from 9:30 a.m. on 8th November, 2002.

The convertible notes placing agreements, the new shares placing agreement, the subscription agreement and the first, second and third sale and purchase agreements may or may not be completed in full or at all. Shareholders of China Land, China Strategic and Ananda Wing On and investors are advised to exercise caution when dealing in the shares of China Land.

INTRODUCTION

Reference is made to the joint announcement dated 26th July, 2002 made by China Strategic, China Land and Ananda Wing On, in relation to, among other things, the proposed extensive group reorganisation of China Strategic and the entering into of the subscription agreement, the placing agreement, the first, second and third sale and purchase agreements. Terms used in this joint announcement shall have the same meaning as defined in the circulars dated 5th October, 2002 unless the context requires otherwise.

RESULTS OF GENERAL MEETINGS

The board of China Strategic is pleased to announce that the resolution to approve the first, second and third sale and purchase agreements was duly approved by the independent shareholders of China Strategic at the extraordinary general meeting of China Strategic held on 28th October, 2002.

The board of China Land is pleased to announce that the resolutions to approve the subscription agreement, the placing agreement, the first, second and third sale and purchase agreements, the increase in authorised share capital, the general mandates to issue and repurchase shares and the change of company name, were duly approved by the shareholders or independent shareholders, as the case may be, of China Land at the special general meeting of China Land held on 28th October, 2002. Upon completion of the subscription agreement and the first, second and third sale and purchase agreements, the name of China Land will be changed from "China Land Group Limited" to "Rosedale Hotel Group Limited" and adopt "珀麗酒店集團有限公司" in place of "中國置地集團有限公司" as the Chinese name of China Land, for identification only.

The board of Ananda Wing On is pleased to announce that the resolution to approve the subscription agreement and the first sale and purchase agreement was duly approved by the independent shareholders of Ananda Wing On at the special general meeting of Ananda Wing On held on 28th October, 2002.

CONVERTIBLE NOTES PLACING AGREEMENTS

Date: 28th October, 2002

Parties to the convertible notes placing agreements

Issuer:	China Land
Placing agent:	BNP. The convertible notes placing is to be undertaken on a best endeavour basis and is not underwritten by BNP.

Independence of BNP and placees

BNP is, and the placees will be, independent of, and not connected with, the directors, chief executive, substantial shareholders of China Land, any of its subsidiaries, or their respective associates.

The convertible notes

The principal terms of the convertible notes are summarised as follow:

Principal amount:	The aggregate principal amounts of the convertible notes under the first convertible notes placing agreement and the second convertible notes placing agreement are up to HK$66,000,000 and HK$45,000,000 respectively and in denomination of HK$300,000 each.
Issue price:	100% of the principal amount of the convertible notes
Interest rate:	The convertible notes will bear interest at a rate of 2% per annum, which will be payable every six months and the first interest period shall commence on and including the issue date.
Maturity date:	The last business day preceding the second anniversary from and including the issue date.
	The convertible notes which are not converted are due to be repaid on the maturity date.
Guarantee:	The payment of all sums due in respect of the convertible notes is not guaranteed.

Conversion: The outstanding principal amount of the convertible notes may be converted into shares of China Land in amounts or integral multiples of HK$300,000 at any time after the issue date until the maturity date.

Upon full conversion of the convertible notes to be issued under the first convertible notes placing agreement at the initial conversion price of HK$0.30 per share in China Land, a total of 220,000,000 shares in China Land will be issued, representing approximately 16.1% of the existing issued share capital of China Land and approximately 7.3% of the issued share capital of China Land as enlarged by the subscription shares and the consideration shares under the proposal, and the shares to be issued under the new shares placing and upon full conversion of the convertible notes under the first convertible notes placing agreement.

Upon full conversion of the convertible notes to be issued under the second convertible notes placing agreement at the initial conversion price of HK$0.30 per share in China Land, a total of 150,000,000 shares in China Land will be issued, representing approximately 11.0% of the existing issued share capital of China Land and approximately 4.8% of the issued share capital of China Land as enlarged by the subscription shares and the consideration shares under the proposal, and the shares to be issued under the new shares placing and upon full conversion of all of the convertible notes. It should however be noted that no convertible notes under the second convertible notes placing agreement will be issued unless the issue of the shares on conversion of the convertible notes to be issued under the second convertible notes placing agreement is approved by the shareholders of China Land at a special general meeting of China Land or the directors of China Land are empowered to allot and issue the shares on conversion of the convertible notes to be issued under the second convertible notes placing agreement pursuant to the general mandate granted to them at the special general meeting of China Land held on 28th October, 2002. It is expected that the directors of China Land would be empowered to allot and issue such shares after completion of the subscription agreement and the first, second and third sale and purchase agreements. Details of such requirements are set out in the sections headed "Conditions of the convertible notes placing agreements" and "General mandate of China Land" below.

The shareholding structure of China Land immediately before and after the placing of the convertible notes and the placing of the new shares (as described below) are set out in the section headed "Shareholding structure of China Land" below.

The shares to be issued upon conversion of the convertible notes will rank pari passu in all respects among themselves and with all the shares of China Land in issue on the relevant date of conversion.

Conversion price: The initial conversion price is HK$0.30 per share in China Land (subject to adjustment as provided in the terms and conditions of the convertible notes as attached to the convertible notes placing agreements), representing a premium of 25% to the closing price of HK$0.24 per share in China Land on the Stock Exchange on 28th October, 2002, being the last day of trading in the shares prior to the date of this announcement and a premium of 50% to the average closing price of HK$0.20 per share in China Land over the five trading days up to and including 28th October, 2002.

Voting rights of holders of the convertible notes: The holders of the convertible notes will not have any right to attend or vote at any meeting of China Land by virtue of being the holders of the convertible notes.

Transferability: The convertible notes may not be assigned or transferred to connected persons (as defined in the Listing Rules) of China Land without prior written consent of China Land, where such consent can only be given if all the requirements under the Listing Rules have been fully complied with to the satisfaction of the Stock Exchange. China Land will ensure that each of the connected persons of China Land will not subscribe for

THE NEW SHARES PLACING AGREEMENT

Date: 31st October, 2002

Parties to the new shares placing agreement

Issuer: China Land

Placing agent: BNP. The new shares placing is to be undertaken on a best endeavour basis and is not underwritten by BNP.

Number of shares in China Land to be placed

Up to a maximum of 45,000,000 new shares in China Land, representing approximately 3.3% of the existing issued share capital of China Land and approximately 1.6% of the issued share capital of China Land as enlarged by the subscription shares and the consideration shares under the proposal and the shares in China Land to be issued under the new shares placing.

The placing price

HK$0.20 per share in China Land, which equals to the average closing price of the shares in China Land over the 5 trading days up to and including 28th October, 2002, being the last day of trading in the shares in China Land prior to the date of this announcement, and represents a discount of approximately 16.7% to the closing price of HK$0.24 per share in China Land on the Stock Exchange on 28th October, 2002. The placing price was agreed after arm's length negotiation between China Land and BNP, and the directors of China Land considered the placing price to be fair and reasonable.

Ranking of new shares in China Land to be placed

The new shares to be placed under the new shares placing agreement, when issued as fully paid, will rank pari passu in all respects with the then existing shares in China Land.

Independence of BNP and placees

BNP is, and the placees will be, independent of, and not connected with, the directors, chief executive, substantial shareholders of China Land, any of its subsidiaries, or their respective associates.

Listing

Application will be made to the Stock Exchange for the listing of, and permission to deal in, the shares in China Land to be issued pursuant to the new shares placing agreement.

Conditions of the new shares placing agreement

The new shares placing agreement is conditional upon the following conditions being fulfilled at or before 5:00 p.m. (Hong Kong time) on 31st January, 2003 (or such later date as BNP and China Land may agree in writing):

(i) the Listing Committee of the Stock Exchange agreeing to grant a listing of, and permission to deal in, the shares in China Land to be issued pursuant to the new shares placing agreement;

(ii) if necessary, the Bermuda Monetary Authority granting permission for the issue of the shares in China Land falling to be issued pursuant to the new shares placing agreement; and

(iii) all other consents (if any) of the Stock Exchange and/or the Securities and Futures Commission, any other relevant governmental or regulatory authorities and other relevant third parties which are necessary and essential for the entering into and the implementation of the new shares placing agreement and all transactions contemplated under the new shares placing agreement having been obtained.

The completion of the new shares placing agreement is not conditional on the completion of the convertible notes placing agreements.

GENERAL MANDATE OF CHINA LAND

At the special general meeting of China Land, an ordinary resolution was passed by the shareholders of China Land to grant to directors of China Land a general mandate to allot, issue and deal with shares up to a maximum of 20% of the aggregate nominal amount of the issued share capital of China Land as at the date of passing such resolution as enlarged by the issue of the subscription shares, the placing shares and the consideration shares. Based on the issued share capital of China Land on 28th

[illegible] in China Land on the Stock Exchange on 28th October, 2002, being the last day of trading in the shares prior to the date of this announcement and a premium of 50% to the average closing price of HK$0.20 per share in China Land over the five trading days up to and including 28th October, 2002.

Voting rights of holders of the convertible notes: The holders of the convertible notes will not have any right to attend or vote at any meeting of China Land by virtue of being the holders of the convertible notes.

Transferability: The convertible notes may not be assigned or transferred to connected persons (as defined in the Listing Rules) of China Land without prior written consent of China Land, where such consent can only be given if all the requirements under the Listing Rules have been fully complied with to the satisfaction of the Stock Exchange. China Land will ensure that each of the connected persons of China Land will not subscribe for any of the convertible notes at the issue of such securities and that, after the issue of the convertible notes, China Land will disclose to the Stock Exchange any dealings by any of connected persons of China Land from time to time in the convertible notes immediately upon China Land becoming aware of such dealings.

Listing: Application will be made to the Stock Exchange for the listing of, and permission to deal in, the shares in China Land which may fall to be issued upon conversion of the convertible notes. No listing of the convertible notes will be sought on the Stock Exchange or any other stock exchanges.

Conditions of the convertible notes placing agreements

The first convertible notes placing agreement is conditional upon the following conditions being fulfilled at or before 5:00 p.m. (Hong Kong time) on 31st January, 2003 (or such later date as BNP and China Land may agree in writing):

(i) the Listing Committee of the Stock Exchange agreeing to grant a listing of, and permission to deal in, all the shares in China Land falling to be issued on the exercise of the conversion rights to be attached to the convertible notes to be issued under the first convertible notes placing agreement;

(ii) if necessary, the Bermuda Monetary Authority granting permission for the issue of the convertible notes and the shares in China Land falling to be issued on the exercise of the conversion rights to be attached to the convertible notes to be issued under the first convertible notes placing agreement; and

(iii) all other consents, if any, of the Stock Exchange and, or, the Securities and Futures Commission, any other relevant governmental or regulatory authorities and other relevant third parties which are necessary and essential for the entering into and the implementation of the first convertible notes placing agreement and all transactions contemplated under the first convertible notes placing agreement having been obtained.

The second convertible notes placing agreement is conditional upon the following conditions being fulfilled at or before 5:00 p.m. (Hong Kong time) on 31st January, 2003 (or such later date as BNP and China Land may agree in writing):

(i) the Listing Committee of the Stock Exchange agreeing to grant a listing of, and permission to deal in, all the shares in China Land falling to be issued on the exercise of the conversion rights to be attached to the convertible notes to be issued under the second convertible notes placing agreement;

(ii) if necessary, the Bermuda Monetary Authority granting permission for the issue of the convertible notes and the shares in China Land falling to be issued on the exercise of the conversion rights to be attached to the convertible notes to be issued under the second convertible notes placing agreement;

(iii) all other consents, if any, of the Stock Exchange and, or, the Securities and Futures Commission, any other relevant governmental or regulatory authorities and other relevant third parties which are necessary and essential for the entering into and the implementation of the second convertible notes placing agreement and all transactions contemplated under the second convertible notes placing agreement having been obtained; and

(iv) if required, approval by the shareholders of China Land having been obtained (please refer to the section headed "General mandate of China Land" below for further details).

The completion of the first convertible notes placing agreement is not conditional on the completion of the second convertible notes placing agreement, nor is the completion of the second convertible notes placing agreement conditional on the completion of the first convertible notes placing agreement.

and

(iii) all other consents (if any) of the Stock Exchange and/or the Securities and Futures Commission, any other relevant governmental or regulatory authorities and other relevant third parties which are necessary and essential for the entering into and the implementation of the new shares placing agreement and all transactions contemplated under the new shares placing agreement having been obtained.

The completion of the new shares placing agreement is not conditional on the completion of the convertible notes placing agreements.

GENERAL MANDATE OF CHINA LAND

At the special general meeting of China Land, an ordinary resolution was passed by the shareholders of China Land to grant to directors of China Land a general mandate to allot, issue and deal with shares up to a maximum of 20% of the aggregate nominal amount of the issued share capital of China Land as at the date of passing such resolution as enlarged by the issue of the subscription shares, the placing shares and the consideration shares. Based on the issued share capital of China Land on 28th October, 2002, the directors of China Land are empowered to allot and issue a maximum of 272,483,859 shares of China Land as at 28th October, 2002 under such general mandate. Upon the issue of the subscription shares and the consideration shares, the directors of China Land will be empowered to allot and issue an additional 273,333,333 shares of China Land. Accordingly, the directors of China Land are empowered to allot and issue all the shares to be issued under the new shares placing agreement and on conversion of the convertible notes to be issued under the first convertible notes placing agreement as at the date of this announcement and will be empowered to allot and issue the shares to be issued on conversion of the convertible notes to be issued under the second convertible notes placing agreement after the issue of the subscription shares and the consideration shares. In the event that the subscription shares and the consideration shares are not issued, the issue of shares on the exercise of the conversion rights of the convertible notes under the second convertible notes placing agreement would be put forward for the approval by shareholders of China Land at a special general meeting.

SHAREHOLDING STRUCTURE OF CHINA LAND

Immediately before the completion of the proposal and new placing agreements


Paul Y. - ITC*
14.5%
Public shareholders
China Strategic*
34.4%
65.6%
55.2%
China Land*
China Enterprises Limited**
32.2%
Ananda Wing On*

Immediately after the completion of proposal and new placing agreements


Paul Y. - ITC*
14.5%
Public shareholders
China Strategic*
18.5%
32.2%
55.2%
China Enterprises Limited**
32.2%
Ananda Wing On*
49.3%
China Land*

Immediately after the completion of proposal and new placing agreements and restoration of the public float


Paul Y. - ITC*
14.5%
Public shareholders
China Strategic*
25.0%
25.7%
55.2%
China Enterprises Limited**
32.2%
Ananda Wing On*
49.3%
China Land*

Immediately after the completion of proposal and new placing agreements, restoration of the public float and upon full conversion of all the convertible notes


Paul Y. - ITC*
14.5%
Public shareholders
China Strategic*
33.8%
22.7%
55.2%
China Enterprises Limited**
32.2%
Ananda Wing On*
43.5%
China Land*

* Listed on the Hong Kong Stock Exchange

** Listed on the New York Stock Exchange ("NYSE"). The directors of China Strategic would like to inform its shareholders that China Enterprises Limited announced on 19th September, 2002 that the NYSE intended to suspend trading in the China Enterprises' common stock prior to the NYSE's opening on 27th September, 2002 for failure to meet the NYSE's continuing listing standards. China Enterprises intends to request a review of the NYSE's decision according to NYSE appeal procedures. Following the review, if China Enterprises is unsuccessful in its appeal, the NYSE may apply to the Securities and Exchange Commission to delist the common stock of China Enterprises from the NYSE.

Immediately after completion of the new shares placing agreement and the issue of subscription shares and the consideration shares, there should be less than 25% of the shares of China Land in the public hands. China Land and China Strategic have undertaken to the Stock Exchange to take appropriate steps to ensure that sufficient public float exists for the shares in China Land within one month from the date of issue of the subscription shares and the consideration shares. **The Stock Exchange has stated that, if less than 25% of the shares in China Land are in public hands following the completion of the subscription agreement and the first sale and purchase agreement, or if the Stock Exchange believes that:**

- **a false market exists or may exist in the trading of the shares of China Land;**

of this announcement), the directors of China Land advise that it will be able to cover the shortfall of approximately HK$119 million for the completion of the second and third sale and purchase agreements. The new shares placing agreement and the first convertible notes placing agreement are expected to be completed on or before 15th November, 2002. China Land currently has no intention to acquire other hotel and other leisure-related business.

USE OF PROCEEDS

The maximum net proceeds from the placing of the convertible notes and the new shares of China Land are estimated to amount to up to approximately HK$110.4 million and HK$8.9 million respectively. It is intended that the aggregate net proceeds from the placing of the new shares and convertible notes of China Land under the first convertible notes placing agreement of approximately HK$74.6 million will be used for funding the proposal, other than the placing agreement, and the net proceeds from the second convertible notes agreement of approximately HK$44.7 million will be used for additional working capital of China Land.

EXCEPTIONAL PRICE MOVEMENT IN SHARES OF CHINA LAND

The board of China Land has noted the recent increase in the trading price of the shares of China Land and wishes to state that it is not aware of any reasons for such increase saved for those set out and referred to in this announcement.

Save as disclosed in this announcement, the board of China Land also confirms that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under paragraph 3 of the Listing Agreement, neither is the board of China Land aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

EFFECT OF THE NEW PLACING AGREEMENTS

The directors of China Strategic and Ananda Wing On still consider the investment and operation of hotel business would be managed more effectively under a separate listed company with expertise in this area of business, and are positive towards the prospects of China Land after the completion of the group reorganisation. Originally, upon completion of the placing agreement together with the subscription agreement and first, second and third sale and purchase agreements, the shareholding interests in China Land by China Strategic and Ananda Wing On are 22.0% and 33.6% respectively. Whereas after the completion of the new placing agreements together with the subscription agreement and first, second and third sale and purchase agreements, the shareholding interests in China Land by China Strategic and Ananda Wing On will be 32.2% and 49.3% respectively. The increased interests will allow both China Strategic and Ananda Wing On to further benefit from the China Land group after the group reorganisation, if the convertible notes are not converted. It should be noted that China Land and China Strategic have undertaken to the Stock Exchange to take appropriate steps to ensure that sufficient public float exists in China Land shares which will reduce China Strategic's interest in China Land to *approximately 25.7%. It should also be noted that when, and if, the convertible notes are fully* converted, the interests in China Land of China Strategic and Ananda Wing On will be diluted to 22.7% and 43.5% respectively. The completion of the new placing agreements ensure China Land will have sufficient funds to pay the considerations under the second and third sale and purchase agreements in order to complete the reorganisation proposal.

SUBSCRIPTION OF SHARES IN ANANDA WING ON

The directors of Ananda Wing On would like to inform its shareholders about the progress of the subscription of 3,000,000,000 shares in Ananda Wing On at HK$0.08 per share to Japan Air System Hong Kong Limited, Dobetta Enterprises Ltd. and Beijing Tourism Group pursuant to the subscription agreements all dated 31st May, 2002.

Reference is made to the announcement of Ananda Wing On dated 3rd June, 2002, the subsequent circular of Ananda Wing On dated 17th June, 2002 and the joint announcement dated 4th October, 2002. Pursuant to the subscription agreements all dated 31st May, 2002, Japan Air System, Dobetta Enterprises and Beijing Tourism Group will subscribe for 2,000,000,000, 500,000,000 and 500,000,000 shares in Ananda Wing On respectively.

As disclosed in the previous announcement, the directors of Ananda Wing On have verbally agreed with Japan Air System to postpone the completion of subscription of shares in Ananda Wing On till the end of November 2002.

** Listed on the New York Stock Exchange ("NYSE"). The directors of China Strategic would like to inform its shareholders that China Enterprises Limited announced on 19th September, 2002 that the NYSE intended to suspend trading in the China Enterprises' common stock prior to the NYSE's opening on 27th September, 2002 for failure to meet the NYSE's continuing listing standards. China Enterprises intends to request a review of the NYSE's decision according to NYSE appeal procedures. Following the review, if China Enterprises is unsuccessful in its appeal, the NYSE may apply to the Securities and Exchange Commission to delist the common stock of China Enterprises from the NYSE.

Immediately after completion of the new shares placing agreement and the issue of subscription shares and the consideration shares, there should be less than 25% of the shares of China Land in the public hands. China Land and China Strategic have undertaken to the Stock Exchange to take appropriate steps to ensure that sufficient public float exists for the shares in China Land within one month from the date of issue of the subscription shares and the consideration shares. **The Stock Exchange has stated that, if less than 25% of the shares in China Land are in public hands following the completion of the subscription agreement and the first sale and purchase agreement, or if the Stock Exchange believes that:**

- **a false market exists or may exist in the trading of the shares of China Land;**
- **or that there are insufficient shares of China Land in public hands to maintain an orderly market,**

it will consider exercising its discretion to suspend dealings in the shares of China Land.

REASONS FOR THE PLACING OF CONVERTIBLE NOTES AND NEW SHARES IN CHINA LAND

Since the announcement of, among other things, the placing, on a best efforts basis, of up to 1,333,333,333 shares of China Land at HK$0.30 per share on 26th July, 2002, the shares of China Land have been trading within the range of HK$0.184 to HK$0.30 generally at a descending trend with the share price closed at HK$0.24 on 28th October, 2002. As informed by BNP, being the placing agent for the placing, no other investors are identified other than the order for the subscription of new shares in China Land of approximately HK$50 million received by BNP as mentioned in the circular of China Land dated 5th October, 2002 in relation to the proposal. In these circumstances, China Land and BNP have agreed to enter into the convertible notes placing agreements and the new shares placing agreement as an alternative to raise funds to finance the proposal. In light of the entering into of the convertible notes placing agreements and the new shares placing agreement, China Land and BNP see no commercial merit on pursuing the placing under the placing agreement. As such, the placing agreement regarding the placing has lapsed on its long-stop date at 5:00 p.m. on 31st October, 2002 and arrangement has been made with the investor for the cancellation of the order for the subscription of new shares of China Land of approximately HK$50 million referred to above.

EXTENSION OF THE LONG STOP DATE FOR FULFILMENT OR WAIVER, AS THE CASE MAY BE, OF THE CONDITIONS PRECEDENT UNDER THE SUBSCRIPTION AGREEMENT AND THE FIRST, SECOND AND THIRD SALE AND PURCHASE AGREEMENTS

Since the placing agreement regarding the placing has lapsed, parties to the subscription agreement and the first, second and third sale and purchase agreements have agreed to amend the subscription agreement, and the first, second and third sale and purchase agreements such that the completion of the placing agreement is no longer a condition precedent under the proposal and have agreed to extend the long stop date for the fulfilment or waiver, as the case may be, of the conditions precedent under the subscription agreement and the first, second and third sale and purchase agreements to 15th November, 2002. On this basis, the relevant parties shall proceed to completion of each of the subscription agreement and the first, second and third sale and purchase agreements subject to fulfilment or waiver, as the case may be, of the conditions precedent under each of those agreements as amended.

As stated in the circular of China Land dated 5th October, 2002, the maximum gross and net proceeds to China Land from the subscription and placing were estimated to amount to about HK$700 million and HK$693 million respectively. It was intended that the net proceeds would be used for (i) approximately HK$414 million for completion of the second and third sale and purchase agreements; (ii) approximately HK$250 million for future acquisitions of hotel and other leisure-related businesses; and (iii) the remaining balance of approximately HK$29 million for working capital. Given that the placing agreement has lapsed, the revised maximum gross and net proceeds to China Land from the subscription are estimated to amount to about HK$300 million and HK$295 million respectively, leaving a shortfall of about HK$119 million for the completion of the second and third sale and purchase agreements, and insufficient proceeds for future acquisitions. On the basis of the proceeds from the disposal of a toll road project in Shenzhen (details of which are set out in the circular of China Land dated 5th October, 2002) of approximately RMB64 million (which is equivalent to approximately HK$60.4 million, of which approximately HK$44 million will be used for completion of the second and third sale and purchase agreements and the remaining will be used as working capital) and the proceeds from the issue of new shares under the new shares placing agreement and the issue of convertible notes under the first convertible notes placing agreement in China Land (of which BNP has confirmed that it has received an order for subscription of convertible notes in the principal amount of HK$66 million as at the date

SUBSCRIPTION OF SHARES IN ANANDA WING ON

The directors of Ananda Wing On would like to inform its shareholders about the progress of the subscription of 3,000,000,000 shares in Ananda Wing On at HK$0.08 per share to Japan Air System Hong Kong Limited, Dobetta Enterprises Ltd. and Beijing Tourism Group pursuant to the subscription agreements all dated 31st May, 2002.

Reference is made to the announcement of Ananda Wing On dated 3rd June, 2002, the subsequent circular of Ananda Wing On dated 17th June, 2002 and the joint announcement dated 4th October, 2002. Pursuant to the subscription agreements all dated 31st May, 2002, Japan Air System, Dobetta Enterprises and Beijing Tourism Group will subscribe for 2,000,000,000, 500,000,000 and 500,000,000 shares in Ananda Wing On respectively.

As disclosed in the previous announcement, the directors of Ananda Wing On have verbally agreed with Japan Air System to postpone the completion of subscription of shares in Ananda Wing On till the end of November 2002.

The subscription of 2,000,000,000 shares in Ananda Wing On by Japan Air System with total proceeds of HK$160 million has not been completed as at the date of this announcement.

A further announcement will be made to update the progress of the subscription of shares in Ananda Wing On where appropriate.

SUSPENSION OF TRADING

Trading in the shares of China Land, China Strategic and Ananda Wing On, on the Stock Exchange, were suspended temporarily with effect from 9:30 a.m. on 29th October, 2002 for China Land and 9:30 a.m. on 1st November, 2002 for China Strategic and Ananda Wing On at their request pending the publication of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the shares of China Land, China Strategic and Ananda Wing On with effect from 9:30 a.m. on 8th November, 2002.

GENERAL

A further announcement will be made upon completion of the convertible notes placing agreements and the new shares placing agreement.

The convertible notes placing agreements, the new shares placing agreement, the subscription agreement and the first, second and third sale and purchase agreements may or may not be completed in full or at all. Shareholders of China Land, China Strategic and Ananda Wing On and investors are advised to exercise caution when dealing in the shares in China Land.

By Order of the Board
CHINA STRATEGIC HOLDINGS LIMITED
Chan Ling, Eva
Executive director

By Order of the Board
CHINA LAND GROUP LIMITED
Chan Kwok Hung
Chairman

By Order of the Board
ANANDA WING ON TRAVEL (HOLDINGS) LIMITED
Lui Siu Tsuen, Richard
Executive director

Hong Kong, 7th November, 2002

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement except as it relates to China Land and Ananda Wing On and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement except as it relates to China Land and Ananda Wing On have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Land jointly and severally accept full responsibility for the accuracy of the information contained in this announcement except as it relates to China Strategic and Ananda Wing On and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this except as it relates to China Strategic and Ananda Wing On have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Ananda Wing On jointly and severally accept full responsibility for the accuracy of the information contained in this announcement except as it relates to China Strategic and China Land and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this announcement except as it relates to China Strategic and China Land have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

CHINA LAND GROUP LIMITED

(Incorporated in Bermuda with limited liability)

ANANDA WING ON TRAVEL (HOLDINGS) LIMITED

(Incorporated in Bermuda with limited liability)

MAJOR AND CONNECTED TRANSACTION FOR CHINA STRATEGIC

Proposed acquisition of Rosedale Hotel Group Limited by China Land

MAJOR TRANSACTIONS FOR CHINA STRATEGIC

Proposed acquisition of Shropshire Property Limited and Makerston Limited by China Land

DISCLOSEABLE TRANSACTION FOR CHINA STRATEGIC

Deemed disposal of China Land

DISCLOSEABLE AND CONNECTED TRANSACTIONS FOR ANANDA WING ON

Proposed subscription of new shares in China Land
Proposed disposal of Shropshire Property Limited

MAJOR AND CONNECTED TRANSACTIONS FOR CHINA LAND

Proposed acquisition of Shropshire Property Limited and issue of new shares

MAJOR TRANSACTIONS FOR CHINA LAND

Proposed acquisitions of Rosedale Hotel Group Limited and Makerston Limited

CONNECTED TRANSACTION FOR CHINA LAND

Proposed subscription of new shares by Ananda Wing On

Proposed placing of new shares in China Land
Proposed increase in authorised share capital of China Land and general mandates to issue and repurchase shares
Proposed change of name of China Land
Proposed placing of convertible notes and new shares in China Land

Financial adviser

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

Placing agent

BNP PARIBAS PEREGRINE

> Further to the joint announcement dated 7th November, 2002, the parties to the proposal agreements have agreed to further extend the long stop date for the fulfillment or waiver, as the case may be, of the conditions precedent under the subscription agreement, and the first, second and third sale and purchase agreements from 15th November, 2002 to 30th November, 2002 to cater for the expected completion date of the disposal of a toll road project in Shenzhen, the PRC by China Land.
>
> The convertible notes placing agreements, the new shares placing agreement, the subscription agreement and the first, second and third sale and purchase agreements may or may not be completed in full or at all. Shareholders of China Land, China Strategic and Ananda Wing On and investors are advised to exercise caution when dealing in the shares of China Land.

Reference is made to the joint announcement dated 26th July, 2002 made by China Strategic, China Land and Ananda Wing On, in relation to, among other things, the proposed extensive group reorganisation of China Strategic and the entering into of the subscription agreement, the placing agreement, the first, second and third sale and purchase agreements. Terms used in this joint announcement shall have the same meaning as defined in the circulars dated 5th October, 2002 unless the context requires otherwise.

As stated in the announcement dated 7th November, 2002, an amount of approximately HK$44 million from the proceeds of approximately HK$60.4 million from the disposal of China Land's interest in a toll road project in Shenzhen, the PRC will be used for completion of the second and third sale and purchase agreements, although the completion of the said disposal is not a condition for the completion of proposal agreements. The expected completion date of the said disposal has been extended to on or about 27th November, 2002. Accordingly, the parties to the proposal agreements have agreed to further extend the long stop date for the fulfillment or waiver, as the case may be, of the conditions precedent under the subscription agreement, and the first, second and third sale and purchase agreements from 15th November, 2002 to 30th November, 2002.

BNP has confirmed that it has received an order for subscription of convertible notes in the principal amount of HK$66 million as at the date of this announcement. The new shares placing agreement and the first convertible notes placing agreement are expected to be completed on or before 30th November, 2002. These two agreements are not conditional on the proposal agreements.

The convertible notes placing agreements, the new shares placing agreement, the subscription agreement and the first, second and third sale and purchase agreements may or may not be completed in full or at all. Shareholders of China Land, China Strategic and Ananda Wing On and investors are advised to exercise caution when dealing in the shares in China Land.

By Order of the Board
CHINA STRATEGIC HOLDINGS LIMITED
Chan Ling, Eva
Executive director

By Order of the Board
CHINA LAND GROUP LIMITED
Chan Kwok Hung
Chairman

By Order of the Board
ANANDA WING ON TRAVEL (HOLDINGS) LIMITED
Lui Siu Tsuen, Richard
Executive director

Hong Kong, 15th November, 2002

The Standard Monday, December 2, 2002

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

ANNOUNCEMENT ON UNUSUAL SHARE TRADING VOLUME

The board of directors (the "Board") of China Strategic Holdings Limited (the "Company") has noted that the increase in the trading volume of the shares of the Company and wish to announce the followings.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited. The Board of the Company has noted that the increase in the trading volume of the shares of the Company and the Board is not aware of any reasons for such increase save for the followings:-

1. The proposed extensive group reorganisation of the Company (the "Transaction") as disclosed in the joint announcement issued by the Company, Ananda Wing On Travel (Holdings) Limited and China Land Group Limited dated on 15th November, 2002. A further joint announcement will be issued shortly in relation to the progress of the Transaction.

2. The possible disposal of interests in Sing Pao Media Group Limited ("Sing Pao") by the Company to the independent third parties (the "Disposal") as disclosed in the announcement issued by Sing Pao dated on 19th October, 2002, which does not constitute a discloseable transaction for the Company. As at the date hereof, the Company through its wholly-owned and non-wholly owned subsidiaries, is holding in aggregate 102,387,475 shares, representing approximately 21.86% of the issued share capital of Sing Pao. A further announcement will be issued shortly in relation to the details of the Disposal.

Save as above, the Board confirm that there is no other negotiation or agreement relating to intended acquisition or realisation which is discloseable under paragraph 3 of the Listing Agreement, neither is the Board aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
CHINA STRATEGIC HOLDINGS LIMITED
Chan Ling, Eva
Executive Director

Hong Kong, 29th November, 2002

File No. 82-3596

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

CHINA LAND GROUP LIMITED
(Incorporated in Bermuda with limited liability)

ANANDA WING ON TRAVEL (HOLDINGS) LIMITED
(Incorporated in Bermuda with limited liability)

MAJOR AND CONNECTED TRANSACTION FOR CHINA STRATEGIC

Proposed acquisition of Rosedale Hotel Group Limited by China Land

MAJOR TRANSACTIONS FOR CHINA STRATEGIC

Proposed acquisition of Shropshire Property Limited and Makerston Limited by China Land

DISCLOSEABLE TRANSACTION FOR CHINA STRATEGIC

Deemed disposal of China Land

DISCLOSEABLE AND CONNECTED TRANSACTIONS FOR ANANDA WING ON

Proposed subscription of new shares in China Land
Proposed disposal of Shropshire Property Limited

MAJOR AND CONNECTED TRANSACTIONS FOR CHINA LAND

Proposed acquisition of Shropshire Property Limited and issue of new shares

MAJOR TRANSACTIONS FOR CHINA LAND

Proposed acquisitions of Rosedale Hotel Group Limited and Makerston Limited

CONNECTED TRANSACTION FOR CHINA LAND

Proposed subscription of new shares by Ananda Wing On

Proposed placing of new shares in China Land
Proposed increase in authorised share capital of China Land and general mandates to issue and repurchase shares
Proposed change of name of China Land
Proposed placing of convertible notes and new shares in China Land

Financial adviser

ANGLO CHINESE
CORPORATE FINANCE, LIMITED

Placing agent

BNP PARIBAS PEREGRINE

Further to the joint announcement dated 15th November, 2002, the directors of China Strategic, China Land and Ananda Wing On are pleased to announce that the new shares placing agreement and the first convertible notes placing agreement were completed on 29th November, 2002, and the subscription agreement, and the first, second and third sale and purchase agreements have been completed on 2nd December, 2002.

The parties to the subscription agreement, and the first, second and third sale and purchase agreements have agreed to further extend the long stop date for the fulfillment or waiver, as the case may be, of the conditions precedent under the subscription agreement, and the first, second and third sale and purchase agreements from 30th November, 2002 to 2nd December, 2002.

The directors of Ananda Wing On would like to inform its shareholders, the completion of the subscription in Ananda Wing On by Japan Air System Hong Kong Limited has been further postponed to the end of December 2002.

The board of directors of China Strategic has noted an increase in the trading volume of the shares in China Strategic. Save as disclosed in the announcement of China Strategic dated 29th November, 2002, the board of directors of China Strategic is not aware of any other reasons for such increase in trading volume.

Reference is made to the joint announcements dated 26th July, 2002, 7th November, 2002 and 15th November, 2002 made by China Strategic, China Land and Ananda Wing On, in relation to, among other things, the proposed extensive group reorganisation of China Strategic and the entering into of the subscription agreement, the placing agreement, the first, second and third sale and purchase agreements, the new shares placing agreement and the convertible notes placing agreements. Terms used in this joint announcement shall have the same meaning as defined in the circulars dated 5th October, 2002 and used in the announcements dated 7th November, 2002 and 15th November, 2002 unless the context requires otherwise.

Completion of the new shares placing agreement and the first convertible notes placing agreement, the subscription agreement, the first, second and third sale and purchase agreements

The directors of China Strategic, China Land and Ananda Wing On are pleased to *announce that the new shares placing agreement and the first convertible notes placing* agreement were completed on 29th November, 2002, and the subscription agreement, and the first, second and third sale and purchase agreements have been completed on 2nd December, 2002. The parties to the subscription agreement, and the first, second and third sale and purchase agreements have extended the long stop date from 30th November, 2002 to 2nd December, 2002 to facilitate the completion of the said agreements.

The new shares placing and the first convertible notes placing have been placed to not less than six professional and, or, institutional investors which are independent of, and not connected with the directors, chief executive, substantial shareholders of China *Land, any of its subsidiaries, or their respective associates.*

Subscription of Shares in Ananda Wing On

The directors of Ananda Wing On would like to inform its shareholders about the progress of the subscription of 3,000,000,000 shares in Ananda Wing On at HK$0.08 per *share to Japan Air System Hong Kong Limited, Dobetta Enterprises Ltd. and Beijing* Tourism Group pursuant to the subscription agreements all dated 31st May, 2002.

Reference is made to the announcement of Ananda Wing On dated 3rd June, 2002, the subsequent circular of Ananda Wing On dated 17th June, 2002 and the joint announcement dated 4th October, 2002. Pursuant to the subscription agreements all dated 31st May, 2002, Japan Air System, Dobetta Enterprises and Beijing Tourism Group will subscribe for 2,000,000,000, 500,000,000 and 500,000,000 shares in Ananda Wing On respectively. The subscription of shares in Ananda Wing On by Dobetta Enterprises and Beijing Tourism Group have been completed.

The completion of the subscription of shares in Ananda Wing On is delayed as Japan Wing On group values the introduction of Japan Air System as a strategic investor, the directors of Ananda Wing On have verbally agreed with Japan Air System to further postpone the completion of subscription of shares in Ananda Wing On from the end of November 2002 till the end of December 2002. The subscription agreement dated 31st May, 2002 entered into between Ananda Wing On and Japan Air System is still valid, binding and enforceable as there is no long stop date specified in such agreement.

The subscription of 2,000,000,000 shares in Ananda Wing On by Japan Air System with total proceeds of HK$160 million has not been completed as at the date of this announcement. A further announcement will be made on the progress of the subscription of shares in Ananda Wing On by Japan Air System if appropriate.

As stated in the circular of Ananda Wing On dated 5th October, 2002, the shortfall in the consideration for the completion of the subscription agreement created by the *proceeds from the subscription in shares in Ananda Wing On not being received, have* been funded out of additional banking facilities.

Unusual trading volume of shares in China Strategic

The board of directors of China Strategic has noted an increase in the trading **volume of the shares in China Strategic. Save as disclosed in the announcement of China Strategic dated 29th November, 2002, the board of directors of China Strategic is not aware of any other reasons for such increase in trading volume. The board of directors of China Strategic confirm that there is no other negotiation or agreement relating to an intended acquisition or realisation which is discloseable under paragraph 3 of the Listing Agreement, neither is the board of directors of China Strategic aware of any matter discloseable under the general obligation imposed by paragraph 2 of the Listing Agreement, which is, or may be, of a price-sensitive nature.**

By Order of the Board
CHINA STRATEGIC HOLDINGS LIMITED
Chan Ling, Eva
Executive director

By Order of the Board
CHINA LAND GROUP LIMITED
Chan Kwok Hung
Chairman

By Order of the Board
ANANDA WING ON TRAVEL (HOLDINGS) LIMITED
Lui Siu Tsuen, Richard
Executive director